Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: June 21, 2021

TRANSCRIPT

The following is a transcript from Volta Industries, Inc.’s (“Volta”) virtual analyst day held from 10:00 a.m. to 12:00 p.m. Eastern time on June 17, 2021. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Tortoise Acquisition Corp. II believes that none of these is material.

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Vince Cubbage:	Good morning everybody, I’m Vince Cubbage. I’m Chairman and CEO of Tortoise Acquisition Corp II. Thank you for joining us today, and apologies for a few minute delay. We are waiting for the presentation to be uploaded so it’s available to all of you online.

In the meantime, I’d like to introduce you to Scott Mercer and Chris Wendel. Scott is a founder and CEO. Chris is co-founder and president of Volta, and we have a short slide show we thought would be interesting to show you while we’re waiting for the presentation. Thank you.

Scott Mercer:	Morning everyone. I thought it would be good to start by grounding everyone in a little bit of a tour of the Volta network, nationally, as it exists today. So we’ll take a little bit of a trip through some of our locations across the country, just so that people understand the value of the footprint, the sort of difference in how we think about EV charging, how we think about placements, how we think about our partnerships on our sites.

So, starting here, in One Loudoun, a property just out of Washington D.C., and moving through, Volta has a footprint across the U.S., building out, following EV penetration as it starts to grow nationally.

This is in Dallas, Texas, looking at one of our Cinemark locations, and then moving across back to L.A., to one of the newer Amazon Fresh stores started to go in with EV charging, endemic to the portfolio, putting in stations in front of the new footprint as those stores start to go in.

Moving across to Chicago, this is one of our Walgreens locations. You’ll notice they work fine in six feet of snow in Chicago. By looking at various properties, various locations, sort of the difference in placements, you’ll see that the stations are often placed close to the store entrance, within visibility of all of the traffic going into and out of the stores.

Volta’s network is about both charging stations as the functional feeling utility, and charging stations as something that could be of value to the larger community long-term. Placement is very, very key for the network. Aesthetics are very, very key.

Looking a little bit back to California, one of our sports venues, this is the Dignity Health Sports Park. As we start to look at venues for Volta, we look at locations that are high, high traffic, high visibility, where charging will have value, where the commerce part of the business adds value to charging, and sports venues are fantastic for us. We have sports venues building across the country now.

Moving across to the south, Atlanta. The Cumberland Mall. Atlanta, one of the early EV adopters in the U.S., starting to move forward here. And looking at some of the various locations, you’ll note that the Volta portfolio, as we think about placement for our infrastructure, we think about convenience for the drivers, and we think about driving commerce for the stores.

So the focus for the locations is not necessarily on placing stations in a row, placing stations in a corner, it’s about building infrastructure at the various places where they are convenient to people as they shop. The idea is really about building infrastructure that fades into the background of people’s daily lives. Can you take your charging session when you’re going to a restaurant? Just simply pull up to the front stall, plug in, and have your charge done when you’re done eating? The focus is really how can charging become simple, seamless, and really a convenient background activity.

Moving back to the roots of Volta. Volta was founded in Honolulu in 2010. This is one of our newer properties, Ka Makana Ali’i on the west side of Hawaii.

And then, another one of our sports venues, one of the earlier installations for us, and really shows the value of the footprint. This is really key to hammer home the difference of how Volta thinks about infrastructure. This is the United Center in Chicago, stations front and center at both entrances, something that is meant to both get drivers charged up, but excite the community, become a value add to the property, become a messaging platform that can be key to the city and how it works, and get people truly excited about electrification.

And then moving across, closer to where we are today, this is New Jersey, a few different locations here, and again, sort of various placements, the key being about putting stations where they are visible, where they excite people about electrification. We’re in the very, very early days of electrification and part of the key of the infrastructure is sort of sparking people’s interest. If you can put these stations in front of people, if you can make them exciting, iconic, interesting, then the value of EV charging to that property as it cements habits so that property becomes great.

You really want people before they buy an EV to encounter the stations in the wild, to encounter the cars in the wild, and say, “Hey, this is something I could consider.” And once they do that, if the stations are prominent, if they’re visible, when they think about charging, they’ll think about our property partners. They’ll come back. That is very, very important in our value prop.

Moving down to Tysons Galleria. Based again out of D.C. Moving across, and then Whole Foods in Georgia, this is Decatur, at the Whole Foods 365, so we started with Whole Foods, back in Hawaii, back in the early days of the business. We’ve been moving out with the Amazon portfolio as Whole Foods moves into its 365 stores, as Amazon moves into the Amazon Fresh stores, and really building infrastructure focused on driving commerce at those stores.

And then back up to the Bay Area, where Volta is headquartered today. Pacific Commons in Fremont, a little close to one of our manufacturers and friendly competitors. The Volta stations, I think key, key to note there, these are universal charging stations. The infrastructure is universal. It’s focused on being available to all drivers. So we see charging from drivers at about the same proportion as the cars in market. So, where there are lots of Teslas, Volta will see lots of Tesla drivers. But we really focus on the infrastructure being as universal, simple, seamless, and available to everyone as possible.

And then up to the Northwest, Bellingham, Washington, again just highlighting sort of differences, installations and placements for Volta, with the focus on the infrastructure being something that can be key and core to our properties’ strategy. Can the messaging platform be something that is visible to the general public? Can the chargers be something that entices shoppers not only to charge their car but to go in and have a cup of coffee or buy their groceries while they’re doing so? Rather than sit in the passenger seat and watch Netflix or take a nap?

And can charging really be something that’s strategically placed around the property so that the stations are convenient to the individual businesses onsite?

Good. A little bit of a preview, a tour, to ground people in some of the strategy and the difference in the footprint. It is important for people to understand how different EV charging and EV charging strategies can be, as the businesses in this space start to specialize.

Vince Cubbage:	Everybody, welcome back, and thank you for your patience. We continue to wait on Edgar to have the presentation up and available to everyone online. In the meantime, we’re going to go through the slides that describe the business and some of the products of the business, and will reserve the slides that need to be on Edgar until that point in time. Hopefully, it’ll be up while we’re going through the early parts of the presentation.

I’ve introduced Scott who will be speaking to us in just a moment. First, I’d like to introduce Jim DeGraw with a couple of important notes about the presentation itself.

Jim DeGraw:	Great, thanks, Vince. And thank you for your patience while the slides get loaded up into Edgar. My job here is to give you a few of the annoying disclaimers before we get started. So, I’m not going to read these slides to you, but I’m going to summarize them for you really quickly.

Today’s discussion, the slide deck is going to include some purely historical facts. Everything else is going to be projections. It’s talking about market trends, it’s talking about where we’re taking the pipeline, it’s talking about market dynamics, those for purposes of the United States securities laws, and other laws statements. But, they are based on information that both Tortoise and Volta believe in good faith to be true, but you should do your own homework, number 1.

Number 2, actual results may vary, right? So they may vary both up and down materially from the future statements that people have, are talking about today, based upon the projections, and based upon actual performance. Neither Tortoise nor Volta commit to update the projections. Importantly, there is an S-4 and a proxy statement that has been filed with the SEC. We encourage you to read that. That has a lot of information, both about the company, about the transaction, and includes a number of different other materials that you will find important.

Here we go. So, the second thing about it here we go, some of the participants including some of the participants in this presentation today, may be considered participants in solicitation. So that information in particular is in the proxy. We direct you toward that. That again is on the SEC site, and is available through Edgar.

More importantly, we have some financial information that we’ll be talking about today. Some of that may be GAAP compliant, some of that will not. Francois Chadwick, our CFO, will discuss that in more detail, but again we direct you to the SEC filings for more pertinent information, more detailed information. Then again, we use some trademarks on the decks, those do not necessarily represent sponsorship.

Finally, Volta is an emerging growth company. What we are going through today is discussing the future trends and where we hope to take things. This is a risky enterprise. You need to keep that in mind. There are lots of ways that things can go sideways, and this is the lawyer speaking so I have to say that.

Here are some of the risk factors: you need to go to the SEC filings and take a look at the risk factors to understand the risks involved in a marketplace that is emerging, subject to different government regulations, subject to execution risk, and subject to competition.

In addition, as much as we altogether like Vince and the Tortoise team, and Vince and the Tortoise team like us, the transaction has certain conditions that need to be met before it closes. There is process risk. There is execution risk on the transaction. Please read those risk factors as well. Scott.

One other thing, I’m sorry.

Scott Mercer:	Yes.

Jim DeGraw:	We will be taking Q&A. Please submit your questions to ir@voltacharging.com, and someone will pull them through together afterward. Scott.

Scott Mercer:	Hello everybody. I think it would be good to talk a little bit about the thesis in which Volta is grounded. My fascination with this space is in the simple fact that the shift to electric mobility will shift the fabric of mobility at large, and the commerce, and the behavior that it creates. This is bigger than people expect. This is the impact of going from horses to cars 100 years ago. From hay to gasoline. It is the death and the rebirth of whole industries. This is the demise of Jiffy Lube. This is the death of gas stations. This is the shift in where people spend and how people spend and how cities move. And it’s critical for businesses that trade in this ecosystem to get this right. And acquiring these shifts in habits early can be profound for businesses on the ground today.

So this is what Volta does. We help our ecosystem participate in this behavior shift. Other charging networks are selling energy or providing an amenity, but we’re focused on providing customer understanding and shaping spend. And it all starts with driver habits. As you move from a gas car to an EV, you’ll never go to a gas station again. You’ll never visit that Jiffy Lube. You may never see the inside of another convenience store. You could spend less on fuel and you can have more to spend on other things.

And as you shift how you move, you might change your grocer, based on who’s providing the charging your transportation now needs. You might spend another 10 minutes inside the store while your car tops up out front. And you might find yourself more interested in a product suggested to you right before you enter the doors of that store.

Volta is an EV charging company focused on the ecosystem of businesses that stand to benefit from better understanding and cementing the habit around the shift to electric mobility. This is about energy. It is about delivering kilowatt hours, but the key to the industry, the key to Volta, the key to public EV charging, is that this is about much, much more than that.

And very importantly, Volta has been laying the groundwork for this the past 10 years toward the shift in public sentiment that we’re all seeing currently. I showed this slide 10 years ago in our first investor presentation, and nobody really took it seriously. The cost curve of batteries as they move to price parody with gas cars. At that point, the price was $1200 a kilowatt hour, now we’re seeing it forward pricing that can cross that $100 per kilowatt hour threshold that makes electric cars price parity with gas cars over the next several years.

This is the absolute key to the industry. It went slower than people expected in the early days. Now as people see this come clear, we’re seeing a massive acceleration in interest. We’re seeing a massive acceleration in seriousness. People are focused on electrification because electrification is the economic imperative, as well as the mission.

Price inversion, this public sentiment about price inversion, this is the key. And really, charging networks that are in-market today, that have built these relationships that have hardware in the ground have an enormous advantage over new entrants. It takes time to build these relationships. It takes time to deal with utilities, to dig holes to install infrastructure, to do construction, to deal with real estate contracts and real estate lawyers.

And the interesting news is that the industry seems to be waking up to this reality of late. But as we see the industry accelerate, we’re watching things accelerate in real time. We watch policy shifts in real time. We’re watching investment commitments in real time. We’re watching acceleration in forecasting from the industry analysts.

Bloomberg New Energy Finance, who is a firm that we find quite reputable in their projections, has recently revised their numbers up. The focus is really that this is all happening much faster than people expect. And every week, we’re seeing massive announcements and compelling products. Like the F150 Lightning. These are the tipping points. These are the excitement points. These make electrification much more clear to individuals. They make the option much, much more easy for the community. These are buttressed by the excitement of new players, exciting cars, new technology. The focus, the lens of electrification becomes more clear day by day.

Drivers are beginning to have real choices. The fleet becomes exciting. The cars available to people become relevant to them. Sort of the breadth, the excitement, and really the distinction between electric vehicles and their gas counterparts is becoming more and more compelling.

And governments are really - the U.S, finally, and internationally - focused on accelerating the shift. This is perhaps one of the core focal points for policy today. It’s something that comes up in the news consistently. The value is in policy focus, here, in the acceleration, the intent, and the clarity it provides businesses, are key to how the industry will progress.

Volta started with the idea that EV charging isn’t necessarily about providing a gas station that dispenses electricity. It’s not necessarily about taking the habits of the old industry and conforming them to the new. It’s really about understanding a behavior shift at large. And businesses that recognize those behavior shifts have massive impact. They have massive runway. They have the ability to grow, to become something very, very different than what the industry expected at the outset.

Volta is a story of new habits and new economic ecosystems. It is a much larger opportunity than just infrastructure and energy alone. You know, nobody thought a website selling books would end up quite where it is today.

So, this is all getting a little bit theoretical. Let me ground this in really the historical TAM to explain what I mean. Volta is in the business of delivering miles, put simply. Our mission is to supplant gasoline-fueled miles with electrically powered ones as quickly and as economically viable as possible. And our business is to capture the economics around delivering those miles, both for ourselves, and importantly, for our partners in the partner ecosystem.

So the classical word, the classical TAM, that’s the gas station. More of them will look like this than you expect, sooner than you expect. But it’s a TAM of three-trillion total vehicle miles traveled in the U.S. The market is transportation. It is every mile covered. Those miles will not diminish. They will become electrically powered.

And gasoline is a 500 billion dollar a year business in the U.S. I think that everyone that went to business school kind of understands that while fuel is 300 billion dollars a year, and that is really kind of the larger source of revenue, the key to margin, the key to making those businesses work, is the commerce attached to that fueling. It’s trying to attach $8 worth of Twinkies and Coca-Cola in the convenience store, to a 90-second fueling transaction, to make the margin that makes that business work.

As you look at the business for gas stations, 300 billion in fuel, but 200 billion are that 90 seconds worth of Twinkies and Coca-Cola. It’s difficult to attach gasoline, and fueling to commerce, but when it’s done, it’s what drives the business forward.

However, the thing that Volta finds, is that in an electrically powered world, you no longer go anywhere to fuel up. You can fuel up where you go. You can start your day full. You can charge at any location. You don’t need to bury tanks. You don’t have the EPA certifications that go with gas stations. Charging can happen anywhere that’s convenient for the driver.

And while gasoline is fairly expensive as part of that transaction, electricity is much more inexpensive for drivers. Your average charge is closer to that $8 worth of Twinkies and Coca-Cola in cost, and if you’re charging where you’re already going, your average spend might be $35 if it’s at your grocery store, or could be $500 if you’re going to the Apple Store.

And working with our site partners to help them influence and capture the economics around commerce is both Volta’s focus, adding to just supplying the infrastructure and energy. This is where Volta focuses as a business.

So, this is Volta. We partner with the ecosystem that will be affected by charging, to help them capitalize on it early, and shift the behavior of drivers toward their business as the market grows and evolves. Our focus is on charging that can drive commerce, on understanding that commerce, on putting stations where they are convenient to drivers, where charging can be something simple, seamless, delightful, additive. And on putting charging in a way that shapes habits for drivers early, as drivers move to electrification, because we’re seeing those, those habits shift today. Not everyone that sees a Volta station, that visits this location, is an EV driver, but everyone that comes here will be an EV driver.

And this is the key difference for the businesses and market to understand. The focus for us is not only on monetizing infrastructure early, but on helping drivers form those habits long-term, that will benefit our partners and our partner ecosystem, and shift dollars from old world mobility businesses into the new energy economy.

So, I’ll give a brief overview about the business model. Just talk about the picture, and then we’ll skip forward and we’ll talk a little bit about the product stack, how Volta works as a business, and then we’ll move back into the economics as we get a little focused there.

So, this is the key difference for Volta. EV charging as a space has many different business models. Those business models are becoming more clear in their differentiation, but the basic EV charging business is becoming more commoditized. And Volta has focused from the outset on building something that can be long-term differentiated. The view from us is that public charging is about more than just energy.

Charging is about more than just energy. Yes, we have the same sort of revenue streams that our competitive network owner operators have. We make revenue from network development, the installation and partnership to install infrastructure, we make revenue from charging operations, everything around the delivery of the energy, and we’re the largest network owner operator in the space by revenue.

Because we think about the network development- the infrastructure - we think about the charging operations - the energy - and we think about the behavior and commerce that EV charging can provide. A gas station without the convenience store is a much less interesting business, a much less competitive business, a much less viable business. And thinking about really how this can grow, how this evolves, how this creates a complete and holistic picture, is key to building a business that can secure long term value. I’m going to go through a little bit about the product stack and then we’ll come back and run through some of the economics.

So Volta, our model is a model about how to develop EV charging networks that grow over time. We want to think about the product stack, everything from data to charging operations, to behavior and commerce, and then the loop from understanding driver experience all the way back to the evolution and growth of the network.

And it begins with that core thesis. EV charging is about delivering miles, and if you’re in the business of EV charging, you should run on a very simple set of metrics. An EV charging business should quantify itself by the energy it delivers per dollar of capital deployed, and by the economic opportunity it can harvest per dollar of capital deployed.

It’s not necessarily about building the fastest EV charging stations. It’s not necessarily about building the most charging ports. It’s about delivering energy, delivering miles and supplanting gasoline fueled miles to provide transportation moving forward, well, to kill gasoline quickly and efficiently. And for our partners, our ecosystem, the larger mobility ecosystem and for our investors efficiency in our business is key.

Focusing on quality, focus on infrastructure that works, focusing that on infrastructure that truly delivers energy for every dollar we invest is the core of the thesis. This all started with data. Really early on in the business, the initial thesis was, you could take a list of a hundred properties in a market, you could rank the top 100 locations in a city by traffic, by EV demand, and you could provide charging that was compelling enough that you could acquire as many relationships with those properties, as possible.

As the business has matured, this product has matured into a data-driven planning tool, something that we use proprietarily to build our own network, to do our own network planning, but something that we’ve found value in from third parties as well. We want to understand the shift in behavior that EV charging can create, we want to predict where a marginal piece of infrastructure should go from a city lens, from a geographic lens, all the way down to individual onsite property dynamics.

I care about whether a station is in front of the doors rather than in back of the property, because if I can prove to my property partner that is stationed in front of the doors, we’ll drive drivers in to get a cup of coffee, rather than sitting in their car, watching Netflix, that is of much, much more benefit to them. And similarly, if I can prove that the EV charging station will have more usage by data-driven placement, than it will placed blind, we can save our partners billions in infrastructure investment costs.

I’ll show a little bit through the tool, through how it works. This is, you’ll note a map of Alabama, not because Alabama is Volta’s next hot network, but because Alabama Power, the local utility, is quite focused on EV charging infrastructure deployment in Birmingham. When I mentioned that you all will be EV drivers going forward, I take that very seriously, and many other people are too.

You’ll see that this tool allows someone to geo-fence a location. In this case, Birmingham is the location targeted. It will look at the high traffic locations in the market, so sites that have high visitorship. Sites that have good driving dynamics, sites that are convenient EV drivers. For third parties, it allows them to choose their own sort of estimates of EV penetration. Again, we see the BloombergNEF statistics move, accelerate and shift over time. So the ability to use that in prediction is key.

And then it’ll ingest first party data from the Volta network that gets better as our network grows, combines it with third-party massive mobility databases, and output suggestions on infrastructure. Everything from where they should go to when people are likely to visit and thus charge, to how much infrastructure they need and how to time that infrastructure in speed of charging to maximize its value for the community.

In this case, this shows the number of stations, it shows the charges per month, it gives a recommended charger mix over time, because charging is not necessarily about putting infrastructure in one time and going away. This is a flip over time, so understanding how that might grow is key. And then it will output impact, and impact could be economic, impact could be community, impact could be to the grid.

For us, as we use this for our own internal planning, impact is really about changing retail for our partners. So this is how this works in practice, for Volta, specifically. This is Stonestown Galleria, in the middle of San Francisco, very high early EV penetration. It seems like I’m in a line of 15 white Teslas every morning as I drive to work. And we started a few years ago with four stations at the higher traffic, higher visibility entrances, placing the stations near the stores where we thought EV drivers might go in and spend their time, want to visit, want to do something while they charge their car.

The stat is 840 charges per month, and the drivers with an average basket size of that property spent around 700K. As we’ve seen demand uptake in San Francisco quite rapidly, we’ve gone back to this property and done several successive evolutionary steps, growing the footprint across the property, where we can maximize the convenience of the infrastructure for drivers, the influence of the network on shoppers and really provide charging that could be as matched to the retail experience as possible.

Today, we have about 20 chargers. Our drivers spend about $3 million a year at the property and do about 4,000 charging sessions per month. And again, this might be the third or fourth expansion, Stonestown Galleria, but we’re in the very earliest of days for EV penetration at this property. The key, for us, is to prove the impact infrastructure can have early, prove that charging infrastructure has demand and has value to the property partners early, and then to be able to grow with that demand and maximize the value to our partners, to the ecosystem and to the store.

About 10% of our portfolio has gone through multiple phases of expansion today, and with electrification increasing rapidly now, we’re looking to our current partners’ installs to grow with the EV demand and habits they can influence. EV charging is really something that starts with a location, it starts with a place that EV drivers might want to go, and then evolves over time. The key being, to match the visit time, to match the amount of infrastructure to the EVs onsite, and to grow that over the length of the relationship with the partner, so that you can add more and more value as you can help them command more and more habits from the driving community.

So, we’ll talk a little bit about the charging product itself. Our infrastructure is a little bit different, I think you’ll see, than everybody else’s. When you’re focused on behavior, you’re focused on the driver. And for us, that means no boring gray or white infrastructure boxes. We want infrastructure that is delightful, that’s engaging, that’s exciting, that looks and feels alive, that people actually want to use, to interact with, to pay attention to. We build the stations to match charging speed to visit time.

The idea being that you might not necessarily want to charge your car in 15 minutes if you’re staying for dinner. You might not want a charging station that takes two hours if you’re going to a drug store. You want to match the infrastructure itself in public, to the shopping habits of people going to that store. Because for me, I want charging to take a matter of seconds while I’m doing something else.

I know that now, many of our other competitors, other people in the market think that it might be fun to put Netflix in the car, and have you sit in the car and play videogames on the steering wheel and press the fart button. It’s not particularly what I want to be able to do when I’m charging my EV.

And this works quite well. Well, this placement thesis has unrivaled EV charging utilization. Now we took this video actually back three or four years ago in the backseat of one of our guys’ cars in the parking lot. It’s not exactly a high production video, but it really does capture what happens on site. Volta has about seven charging sessions daily, really scoped to the average stay time at the property, lots of locations that have an average 90-minute visit, but that stay time varies based on the visit time at that location.

And we see about nine hours of daily use against what can be a 12, 15 or 18 hour retail day. So high utilization at the point that you see utilization over that time, people will say, “Well, your infrastructure is maxed out. Volta has no opportunity to grow.” And the simple answer is in the slide prior, we just build more infrastructure.

One of the key things about this slide, that, is not the point of this slide, but that really reflects the Volta business model, is that, not only are we focused on delivering energy to the drivers, but in early monetization of the infrastructure, Volta gets paid because of the media side of the business, for every person you see in this frame. Whether they’re EV drivers now or will be later, we’re monetizing those drivers today.

And this is very key. You know, all charging networks are selling the idea of EV charging as something that can provide visitorship and traffic differentiation. We’re focused on truly delivering that to our customers. And that utilization, that focus on delivering utilization, it’s hugely important to prove the value of charging for our partners. Usage is what begets commerce, and commerce is what begets value. And again, it’s not a cap. When those stations get to high utilization, we add more chargers because the property partner sees value and the community shows demand.

A little bit about driver experience. You know, driver experience is absolutely key. Making this something that’s simple for drivers, that’s seamless, that’s easy to use, it’s universal. Charging infrastructure is not a tech toy. It’s critical fueling infrastructure. As we move forward, this is infrastructure that should be universal to everyone. It should be very simple to use, very clear to use. Your grandmother should be able to use it. No charger should be access locked to certain vehicles. I mean, did Porsche build gas stations only for 911 drivers? No.

Of course, our competitors sometimes mentioned that charging can be the same price as a cup of coffee. And this is true. And while every mile from Volta is paid, not every mile needs to be paid for by the driver. And we can show that while you charged, you spend a $100 in the store, or perhaps $100 with a brand advertised on the screen. Perhaps the store or that brand would be happy to help you pick up the cup of coffee and its cost.

So, one of the interesting differences for Volta is that while the economic opportunity might be in that $8 worth of energy, and in that example for Volta, it might be in that $108 worth of energy and commerce. So, a little bit about the content network. I think you all see us, know us as a bit different because of our screens. Content is endemic to the platform. It’s something that allows us to monetize early, and allows us to really create a deeper connection with the larger community, and a deeper connection and more relevant connection with our property partners.

It’s a second set of value on our footprint and key. Volta, our content network can be the last voice before people enter a venue. It can be the last point of influence a brand has on entering the store. We’re creating a relationship with people before they’re EV drivers and with our partners before energy supply truly matters to their core business. Because you all will be EV drivers, someday.

From a content platform perspective, efficacy is key. For everything in our business, efficacy is at the core. The ability to measure, the ability to build. For us, we’re perhaps the only EV charging company that thinks about how EV charging can sell spaghetti. This is Tolerant Foods, a pasta brand sold in some of our local stores. We ran a campaign for them, with a test, where we showed that a campaign on the screens in front of the doors showed a 35% increase in sales on the shelves.

Being able to combine a content platform at retail with something that the community truly values, not just a billboard, it’s a service that’s relevant, a service that people are using or will use. It’s provided by the brands, it’s provided by the stores, it provides something back. Providing something back to people, provides the brands, provides those businesses, the efficacy they need to justify that investment.

And this works with a larger impact than just on site. Some of our most important partners are the OEMs. We will show a little campaign. This is a campaign done with Nissan in California, where not only did this campaign drive an increase in awareness for the vehicles and increase in likelihood to buy, for the vehicles, but it also drove 2200 dealership visits that Volta could quantify during a fairly short campaign. And the ability to tie the impact of the screens, the impact of that visibility to true efficacy on the ground is key to building a platform that has efficacy as a media business, moving forward.

If we can prove the value of our network, both onsite and off, we stand to be a true digital like media platform, but with a three-dimensional audience. And that becomes the ambition: understand behavior, understand how to help shape it and influence it, you can become Google for the real world. And this story is resonating with the market, from a media perspective.

Volta has shown that not only this platform is something that our team is capable of monetizing, it’s something that we’ve found interest in from other media partners, from other traditional advertising partners, and even from our site partners, as they start to look towards their shopper marketing businesses, their, their media businesses and how to drive product sale in store.

Okay. We’re going to flip a little bit back to the model and talk through that. Winding all the way back, giving everyone a little preview. So again, just to cover the Volta model, network development, charging operators, operations, and then behavior and commerce. This means the same revenue streams as we see from the competitive set, plus an entirely second angle of revenue. We’re the largest network owner-operator by revenue in the market at this point. That is because we have access to revenue streams no one else has. How does that look like on site?

You know, for Volta, it all begins with the property relationship. And for me, the value of a site is the value of the total energy Volta can deliver to drivers over time, over the length of that relationship, combined with the value of the commerce that Volta can help influence on that site, again over time. So in the earliest days, there were a few EV drivers and really the value of the content network drives the commerce onsite.

But as EV penetration picks up, and as energy demand increases, as our partner create loyalty from a growing base of EV drivers that found charging here, that might have bought their EV because they saw charging station at this site, the energy economics become much more clear and much more added to that location. And Volta stacks revenue, as we grow the footprint and shift driver spend from those old mobility businesses like the convenience store or the gas station to our new energy ecosystem partners, which could be a grocery store or a drug store, a retail location, or a sports venue.

The key is that EV drivers shop with the businesses at which they fuel. And businesses that recognize this. Businesses that work within that ecosystem have a massive opportunity ahead of them. And Volta provides that opportunity and focus with those partners, and is able to help influence everything from store choice at the top of funnel, stay time and basket size of the mid, to influencing product sales at the bottom of the funnel. Let me turn it over to Chris a little bit, to explain those unit economics in more detail.

Chris Wendel:	Thank you. Good afternoon. So let me connect the example of Scott just outlined, and illustrate the diversified revenue stack, and how that affects our charger value growth over time. What we show you here is a view of cumulative cash flows over 10 years, and the returns that these chargers produce. You can see over here on the side, mid 40 IRRs today are attractive and represent where we stand with our current business. We show you a ten-year model because that represents our targeted contract length.

We have two different chargers that we mapped for you here. The light blue are our current L2 economics. And we use these and we show these because this is what the initial install in many locations is when we secure our real estate. Those are early bets. They pay back in three and a half years, initially monetized by the content platform that Scott described, with a little bit of network development and charging revenue included.

The L3 installs - while slightly more upfront - unlock a larger revenue stack over time, so that the returns compound. So that is today. But when we apply to this near-term view, three very strong network effects, you can see how returns will accelerate. And I’ll show you the first two on this slide. Effect number one is linked to the scale of the audience that we reach. When we deploy our network, our reach from impressions increases and the value of the content platform grows with that.

Second, is linked to EV penetration. As EV penetration grows, we can accelerate our ability to monetize charging through our revenue stack. When we flow these through our projections - and Francois will talk more about those - the resulting charger economics show a very strong improvement. You see the IRR is going to the triple digits and the payback period shortens even more. This underlines that Volta’s goal is to be the most capital efficient builder of charging networks as we go forward.

But now let’s zoom out and show you perhaps the most powerful network effect. And this is the third one. And that is how, when we think about our unit and expand our lens to a property - as opposed to a charger - how the land and expand model grows. So, what I’ll show you here is a ten-year view of what Scott described in the picture on the Whole Foods example.

When we go into a property, our initial installation will be two or three media stations, and we test how utilization works, et cetera. And once those mature, what happens very quickly is that our site partners will come back to us and say, “You know what? We have these stations. They’re always in use. We would like to deploy more of these.” And we go back for an expansion phase on the same contract with the same site partner.

Here, we show you that we add some DCFC and some media stations in the second phase. We’ve done this with about 10% of our portfolio to date, and there’s much more to come. And as this grows, you can see as we stack on over time, and over time that the value of a unit - a property - we think in our model can compound around 41% over 10 years. We have, 1100 of these properties under contract today, and they represent a very large growth opportunity for us.

In order to grab this opportunity, to grasp how big this opportunity is, let’s zoom out some more and just look at the footprint. Footprints include maps. Here’s our footprint. We did a virtual tour around this earlier. But here’s our current installation and contracting pipeline. Everything in dark blue on this site on this map represents networks that we have installed. The medium blue is stations that are under contract and in construction, and the light blue represents our pipeline in ... Pipeline here, we define pipeline as stations or properties that we have opportunity to sign through an MSA with the parent company.

So, for example, we have an MSA with Ahold Delhaize, which is one of the largest grocers out here, and we have the opportunity to go and sign all of the properties up and down the east coast. But we have to go and sign each of those contracts. Through the end of March, we’ve contracted, like I said, roughly 1100 sites, 3,100 chargers and 6,000 screens.

That’s how we think about the three networks that we’re building, with half of those roughly installed today and earning revenue. And we’re very busily trying to install the balance as we go forward. But the big opportunity is, as I mentioned, the pipeline going forward. We have about four and a half, four years of line of sight of development with our current footprint. And this is really why we’re all here today.

The SPAC proceeds that we’re looking for allow us to accelerate, putting this pipeline to work and creating revenue for all of us.

When we think about the value and putting all these pieces that I just described together - the unit economics today, and how we forecast them to change, the land and expand model on the properties, and then the execution of the pipeline together - we can paint a picture of the compounding opportunity that we have in front of us.

The headline here is that the cumulative revenue opportunity, and I underline opportunity, is approximately $7 billion in the context of our portfolio. About half of that is represented by current contracts and our identified pipeline - the first three numbers on the right. The balance comes in our forecasted growth, both in footprint and in revenue stack. Remember there are a couple of levers at play here.

The logic works like this. First, we consider our contracts portfolio and consider the forward months in our contracts that are available. Then we tie that to our unit revenue forecasts, and then we tie it to a deployment forecast. So, it’s a three-factor model that gets you to those numbers. We can see these numbers, they’re in our forecast and they don’t include any new geographies.

This compounding effect is very important and I think is something that is quite differentiating for us, but also keep in mind that these numbers - while they look large - are very small compared to the initial TAM that Scott outlined for you, which is the commercial opportunities our site partners have to harvest, by bringing these customers to their properties. So, let’s look at some of the partners that we have.

When we go through the verticals we’ve been in this business for about 10 years, and we’ve built some very good relationships, both with our drivers, but importantly, with our real estate partners that we built our network with, with all of the OEMs, with many national brands, and also with users of our data as Scott outlined earlier. We’ve signed about 1200 contracts in our life.

Our lawyer, Jim, has been very busy and about a thousand of those have been on the site side, about 200 or so with the rest of the people at the location. These contracts take a very long time to negotiate. And I want to underline this point. One of the important moats around the business is negotiating MSAs with very large companies, right? This does not go quick.

Real estate lawyers do not accelerate. So, if you want to start today to build a new network, to hit the timeframe that Scott outlined earlier, when cars will really accelerate in deployment, you’re probably already too late to catch us. This is a very important thing. We have, you know, most of the grocery stores in the U.S. under MSA and the ability to sign them. We have 14 of the top 20 REITs in the retail world.

We have relationships with big auto, and old auto, and new auto. And we have a lot of national brands on our side as well. And happily - and this is an important point - most of our customers on this sheet are recurring customers. They don’t do just one contract with us or one campaign with us or one launch. They come back for more because the platform works. And then finally, I will invite Scott back up. We want to take a moment to talk about our team. Why don’t you start in?

Scott Mercer:	I mean, of the business, the team is the thing I’m most proud of. And Volta starts really with perhaps the only founding team remaining in space. And that’s myself, Chris and we even have Praveen as one of the original co-founders of ChargePoint as our CTO. But the team at large is very much focused on the mission of the business. They are attracted because of the story, because of the capability of the company, and attract very high quality talent.

It’s a culture that we’re proud of. It’s a place that people rave about. We have a bit of a quirky shop, you know, and the people get excited about the best office in the city, if you like cars and you like to build stuff.

Chris Wendel:	Mm-hmm (affirmative).

Scott Mercer:	And really the focus has been on how do you acquire expertise across a wide variety of professional verticals? So, from Praveen, the CTO from ChargePoint, Drew who ran network operations for the supercharger network at Tesla all the way across to David Klein, our chief data scientist, really looking at how we do predictive data capabilities. The team is very, very focused on building to the next phase.

Chris Wendel:	That’s an important point. So, since we announced the business combination in February, we’ve put to place, in place, a team that can scale this growth and most of these people have done it before. So, I want to call out a few of those folks: You will hear shortly from Francois. He joined us from Uber where he spent a long time helping that company grow very, very rapidly and before that has spent a long time at KPMG as well. We’re very excited to have him lead our finance team to be public market ready and interact with all of you going forward. You mentioned already, Drew Bennett, from Tesla who built really most of the Supercharger network. David, and then one other thing - and I know this will come in Q & A - we also added Thomas in Europe to be our initial leader in the European business. He’s based in Berlin and we’ll go from there.

So, we have a team. They’ve known how to grow and we will grow out from here. If you guys saw our old deck, you see on the left that says now 200+ employees today. When we last spoke to you, we were about 130 so we’ve been very busy and our HR team is tired. (laughs) So, I’ll stop here and give it back to Scott.

Scott Mercer:	And sorry for jumping around, we are accommodating, uh, some filing quirkiness which we do on the fly. That - we’ve seen this, we’ve seen this, although that is one of my favorite slides. There.

Chris Wendel:	So, we want to spend just a second on the market opportunity and we already thought about it. When we, think about the intersecting markets that we play in, vehicle fueling, we showed is about a $500 billion dollar market. The media business, the content business, just in the US is a very large business, it’s a $170 billion that is accessible. And also, we play in the data business as we outlined. When we think of all of those as overlapping. Really defining numbers, it seems kind of irrelevant to us. What it means is we can win in many different ways and we are positioned for our business to really harvest from those overall ecosystem.

The companies that are in the overlapping circles are probably our closest comps, but in terms of business model and conception, we really think the closest is Google. And we try to call ourselves Google for the real world. We use data as a backbone to create a differentiated efficacy-driven business. We try to make smarter decisions on investment and ability to differentiate from the market.

And I want to spend one second on policy as well just as we talked about the marketing context because many of you have asked this about this. And with the federal impetus coming from the Biden administration this has become quite an important question. Two big headlines here, one, yes, this is very important for the industry and it helps to have a commitment from the top and, of course, Volta will benefit from this as much as everybody else. But we also wanted to underline that Volta does not need or depend on taxpayer largesse to succeed. We have plenty of ways to make money as we just showed you.

In order to capitalize on this new sentiment, we’ve been very active. We’re talking to all levels of government, all levels of policy from the federal level, from the White House, to the Department of Energy, to the Loan Program Office to crucial states that are considering their approaches on how to deal with EV charging. To regulatory bodies, like the PUCs. And finally, we also deal with many local jurisdictions for permitting of all sides. So, this is a core muscle that we have built. This is something that will become, for us, a type of business development and we think it has a lot of opportunity to grow.

Now, I’m going to turn over to Francois and I’ll have him run you through what you care most about, which is the numbers. And welcome.

Francois Chadwick:	Thank you everyone. Thank you, Scott. Thank you, Chris, for running through the prior slides. Now, let me turn to the financial headlines. As you’ve heard, we are a premier EV charging infrastructure company providing charging experiences to drivers at the locations where they live, where they work, shop, and play. Volta’s differentiated business model creates a unique revenue opportunity from day one. Which allows us to deliver superior returns over time while charging companies wait for EV penetration and usage to monetize. So, that’s a very, very important piece. Our revenue opportunity starts from day one. That differentiates us from our competition. With respect to how we make money, as it has been shown before, Scott went through it but just to repeat it again, network development, this is from leveraging our software which was run through and our proprietary software, excuse me. And monetizing the growth from the network opportunity and the deployment of the network.

With respect to charging operations, this is the charge for charge, this is income relating to the delivery of energy. It will include idle fees, it will include carbon credits, and it will include, as Scott mentioned, monetizing the delivery of the electrons. With respect to the behavior and commerce, this one, as we stated, is the monetization of customer behavior driven by all charger interactions, that includes the screens whether they were there going back to the example, there’s many, many types of opportunities there. And as we run through our anticipated forecast revenue mix for 2025, you can see over here the mix actually changes from where we are today to where we anticipate being in the future by 2025. It’s a much more balanced mix with 45% being from the charging operations, 41% from behavior and commerce with the balance being from the network deployment. This is, as I said a moment ago, a very balanced portfolio that none of our competitors actually have.

Something that, once again, is going to deliver superior returns over very short period of time. Lastly, on this slide, I’d like to just mention that the two things or three things that Chris mentioned earlier, what drives our additional value over time is the network effects of in market, growth at places where we already are, together with market growth opportunities where we’re not currently but we already see the pipeline to it. And with further EV penetration and with further EV adoption. This will allow us to unlock all of our revenue opportunities.

So, we were able to double our footprint in a COVID-truncated year, this was a great success. And with the additional demand that we are seeing and with the additional acceleration EV adoption, we can see, and as Chris mentioned, the pipeline for our installations constantly growing year on year. And this will be and is enabled by the capital that we’ve deployed in both people and product and as Chris mentioned, we’ve already made some down payments on that by hiring certain folks such as Drew Bennet from Tesla and, and many others on the prior slide that was run through. So, as I look at this slide, one of the questions I often get asked is, “How are you going to hit your 2021 targets? Or do you feel you’re going to hit your 21- 2021 targets?” And the answer to that is we are laser- focused on achieving that goal and that is through making sure that we have all the parts for the charging stations, that we have all the teams running, and that we are looking at executing to a very well-developed capital allocation model, something that we continue to refine as we are going to be looking at raising the capital and introducing the multipliers effects that Chris and Scott have both mentioned.

Now, for this one, as you could see, gross profit margins in 2022 will grow from the low 30s to the 30% margins to a 50% margin over time. And that comes, once again, back from at the network we’ll scale, it’ll open more revenue opportunities and that means that we are... What we are actually doing is the plant is being built and we’re putting more products through it. The mix will change, the mix will help, and we will get to that point. So, on all of this, this gross margin will actually flow through the income statement and it will accelerate the EBITDA line with expected breakeven before any of our other charging competitors. So, we feel very strongly that we’re in the right place.

Some of these projections I’ll put them up there for you to peruse, they are in the deck. The key point for you and the proposed fundraise that we’re looking to go through is showing a fully-funded business plan. Hence, we are, as I said, we’ve got our capital allocation strategy which will drive through the mix, it will drive through the revenue, and it will hit gross margin numbers. So, at the cost of repeating myself, we are ready to deploy the capital, we have the basic infrastructure in place, we have the agreements with various different customers in place, and from the network effects, we will be able to take that and multiply it to accelerate to reach the goals that you’re seeing on the screen. We believe we will reach an inflection point of network scale at about 10,000 screens, which is 5,000 stations in 2023. Within EBITDA breakeven around about late 2022 but that will, of course, that does also fold in cost reductions and the EV penetration model.

I’m going to hand it over to Vince. Thank you very much.

Vince Cubbage:	Good job. Thanks, Francois. I’m going to spend a few minutes on the transaction itself, our approach to valuation and some benchmarking of the industry peers. Starting on the transaction itself, we’re bringing $645 million dollars in cash consisting of our $345 million in trust, and our $300 million pipe. It works in to a $1.4 billion dollar pro forma enterprise value and they’ll have over $650 million of cash on the balance sheet post closing to execute the transaction’s growth plans. We’re going to trade on The New York Stock Exchange under VLTA. Our ticker, SNPR will switch post closing. And two important points: One is the use of proceeds are staying in the business and second is management and all existing shareholders are rolling over 100% of their equity in the transaction.

Next slide is a starting point for how we approach valuation moving from right to left. On the far right, you’ll see our 2024 and 2025 EBITDA expected multiples resulting in a future enterprise value range of 6.2 to 6.8 billion dollars. Just discounting that back to the center column, to today, at a 20% discount rate results in a discounted present value of 3 to 4.2 billion dollars. And our transaction value of 1.4 billion dollars represents over a 60% discount on our entry point valuation versus the discounted present value of the expected future business.

Spending a minute just on their differentiated business model and comparing that to our peers. There are two owner-operators in the space and a manufacturer. Compared to all of these companies, we think it’s quite clear that Volta’s business plan is more durable, it has better realizable margins, it has stable and recurring revenue from long-term contracts that others don’t, and it has highly visible growth from its portfolio, its extensive portfolio of MSA contracts. Their strategy is the right one to win long-term. They own the right pieces of the business model and they retain and monetize the recurring revenue opportunities and those opportunities are not present in some of the other business models. We think it’s already visible and showing up in the numbers, looking at 2020 revenue which is actual, and compared to the peers in 2021 forecast next year. Their expected revenue growth rate from Volta’s long-term contracts is significantly higher than ChargePoint’s. And Volta’s MSA-backed build out portfolio leads to the earliest forecast EBITDA breakeven amongst the peers.

A closer look at the comparable valuation using Enterprise Value over revenue. Comparing ’22, ’23, and ’24 projected revenue shows a steep discount Volta has versus its peers. Using next year’s numbers alone, Volta’s forward EV revenue numbers, 13.5 times, is a 50% to the low-end of the range of 27 to 61 times. And Volta actually has more actual revenue, better comparable and forecast revenue and revenue growth, comparable or better margins, diverse revenue streams, and much earlier EBITDA breakeven, based on those long-term contracts we discussed. The same relationship exists in the next page looking at EV to adjusted EBITDA. Using 2023, Volta’s breakeven here, Blink and ChargePoint are still not expecting to generate EBITDA and EVgo’s EBITDA multiplie is more than 10 more expensive than Volta’s. And the same relative value relationship continues in to 2024.

Looking at operating benchmarks, revenue metrics rather confirms the same valuation story. Revenue growth, gross margin, and EBITDA margin all compare favorably across the industry. Demonstrating the differentiated and intrinsic value of Volta’s business model as well as the significant valuation upside, we believe, is embedded in this transaction for our shareholders. Importantly, how these operating metrics work together tells the real story. Leading revenue growth, high realizable and durable gross margins, and high flow through to EBITDA creates a sustainable, self-funding business plan that we think that the others envy.

And then finally, comparing financial benchmarking compares the same story. Entry point valuation metrics are inarguably attractive compared to the peer group across all of these metrics: revenue, revenue growth, and adjusted EBITDA. When you think about why Volta and why Volta wins is really how we approach this business. There’s an enormous market opportunity, I think we all see it and the time is right for a market leader to emerge. Volta’s the clear leader in EV charging. They have exceptional unit economics, successful track record over the past decade, and the best contracts and relationships that we’ve seen in the industry resulting in, what we think, is the best footprint and foundation for success. Their approach is differentiated and we believe that’ll lead the market. With that, we’d be very happy to open it up to questions.

Drew Lipsher:	Here we go. Well, great. Thank you very much, again, for your patience and thank you everyone for submitting your questions online. We hope in the next half hour to get through as many of them as we can. So again, appreciate your patience and your engagement. So let’s start with one of the first questions that we’ve seen a couple of times. There’s been a question about being a coastal business, you know, a shortage of charging stations between the East Coast and the West Coast, how are we addressing that and what are our plans to continue to grow across markets in the United States?

Chris Wendel:	Sure, I could start and then, we can throw it to the team. So, we built stations initially where the cars we thought would come and, you know, and Volta - we like to use sports analogies a little - but Volta’s business is the business that can skate to where the puck will be, for all of you ice hockey players out there. And that initially was on the coasts, that’s where EV adoption started but it will quickly, as Scott outlined, follow. And so, what we are doing now with a balance sheet that allows us to really take full MSA approaches to deployment and that’s where the customers will be and that’s where our side partners are. So, in a long-winded way, we’re definitely building out everywhere as we look forward and it - we showed a little bit in our virtual tour across the network.

Drew Lipsher:	Just as a quick follow on to that question, when we think about rolling out new markets and launching new markets no matter where they are, do we look for a minimum EV penetration? What are the key early metrics that we look for that make locations attractive to us?

Scott Mercer:	I think early on for Volta, you know, the two metrics are really... If you think about contract dynamics, it is the amount of energy a site could provide over a link to that contract plus the amount of commerce opportunity against that energy that could be provided. So, we think about that and we think about it against the link to that contract period. We think about how much value we can truly provide to that partner. And locations where Volta thinks that commerce is natural in how it works with EV charging are of high value to us. Sites in which we have a clear view of how much could be delivered, how much demand there is from drivers to charge, have a clear value. And sites that have both are ideal.

Drew Lipsher:	Mm-hmm (affirmative). Great. Next- next question we’ll take- cost for stations. You know, how much is a typical station cost to put in the ground, how much does it cost to maintain, um, you know, what- what is our cost structure look for the infrastructure built?

Francois Chadwick:	So, if you think of a Level two charger, that’s around about at the current costing, it’s around about $40,000 -45,000. With the DC fast charger, it’s somewhere in the sort of the $90,000 range and that’s the fully-loaded cost, that’s the building materials plus all the installation and everything that would go with that. But what we’re actually seeing is that there is, there is ways for us to actually reduce some of those costs. So, we’re actively looking at that. And once you don’t just really think about the actual cost, the cost is the cost and once it’s in the ground, the operations and the maintenance is- is very little. It’s the revenue opportunity that can be built on that cost. And as we’ve all been talking about, that revenue start grows rapidly with every sort of expansion and is, you know, going back to the prior question as well about the adoption in to, maybe, the middle of the country, you know, when you start to see the OEMs rolling out like the F150 truck, I mean, you’re going to start to see adoption of EV in places where they may not have been in the past. So, the revenue opportunity on a low - and reducing cost structure is- is just it’s- it’s all there for the taking for us.

Chris Wendel:	And from an OPEX perspective, on average, our stations cost us around five to $6,000 a year to run. Fully-loaded, that includes electricity, payments, maintenance, everything.

Scott Mercer:	And again, just to- to hammer home that larger point, you know, when we think about cost, I don’t want people to benchmark a Volta Level 2 charger to a comparative Level 2 charger, you can buy a Level 2 charger for your, in your house for three or 400 bucks. It really is about the cost in the economic opportunity of delivering miles to driver on a per mile basis. So, the theory for us is really how much infrastructure is needed to deliver the vehicle miles travel that are in demand from drivers, how much economic opportunity can you create with that infrastructure.

Drew Lipsher:	So, while- while we’re on the costing, we’ve got a couple of questions, where people are curious about manufacturing hardware. We’re currently not doing that today, we’ve made a cognizant choice not to do that today. We worked with CMs, while we own all of the design, it’s our proprietary design and I know, Scott, you’re incredibly proud of the awards that you’ve won and we’ve won for the designs. They’re unique, they’re iconic, they standout, people admire them. What would ever cause us to bring manufacturing in house or what are the things that we think about where we might change our current approach?

Scott Mercer:	Yep. So, for Volta, the focus is really on design from a driver experience perspective. So, having the aesthetic of the stations, the look of and experience of the infrastructure is very, very key because having that differentiated experience for drivers is core to the value proposition. But for the actual chargers themselves, historically, we found the charging stations to be a fairly commoditized business, becoming more and more commoditized. So, the question for manufacturing starts to become more potentially, one of policy over time. Not something that we have seen to date as the- the core value for bringing something out- in- in house. I don’t know, Chris, do you want to add even more?

Chris Wendel:	Yeah, no, I, we agree. I mean, we are as Francois said, we’re experiment- or we’re exploring ways to lower the cost of materials and the building materials on stations and we don’t- we think our core expertise is organizing a network for the maximum commercial impact, it’s not necessarily running the most efficient factory at this point.

Scott Mercer:	Right.

Chris Wendel:	But if it becomes a policy item where if- if we get very involved and successful, for example, in some of our policy initiatives, we may have to manufacture – or at least assemble.

Drew Lipsher:	Yeah. Well, that being said, I think the other thing I would add too, which is something that we talked a lot about as management is this is not a- I’ll paraphrase Scott, this is not a Silicon Valley tech toy, this is critical fueling infrastructure. So, the ability to work across suppliers and test and operate the most robust, the most resilient, and durable network of chargers is what its core and critical to our business. So, you know, owning that today does not make sense, much of it as a commodity, but working to make sure that the level of commitment that the manufacturers do have to a credible, durable network is critically important.

Great. We’ve had a couple of questions about how we choose specific locations in a market, you know, why is one store better than another store? How do we think about dwell time, how much diligence, time, and effort do we put into that level of detail when we select a market or a particular property within a market?

Scott Mercer:	Yeah. So, I think we look at that a little bit with our network planning processing tool. And there’s a balance in how we think about network planning where we like to look at markets as cities, we like to look at verticals with property partners, we really think about building Volta as a network of networks. So, it queries the economic opportunity at enough scale to make this something that’s relevant for our partners and how it can shape commerce or how they might become a media partner or a site partner for the actual content on the stations. So, there’s a duality of looking at cities in terms of EV driver demand and then looking through verticals in terms of property partnerships. And then in terms of speed, in terms of placement, you know, the EV population with any given locations is this flip over time. So, a small amount of infrastructure today might be relevant at a given location now but in three or four years, you’ll need more. And it’s best to start with those small bets, cement those relationships and then go and build intelligently on site as you see how the behavior truly shifts out.

Drew Lipsher:	Great. Competitive dynamics in the market, you know, we’ve obviously spent a lot of time and effort throughout the years and- and certainly, since we made the business combination announcement with Tortoise back in February, talking about our differentiated strategy and our focus on influencing behavior in commerce on the property. Others are starting to talk about that a little bit. Now, you’re hearing the story telling of our competitors change a little bit, how do you differentiate it as. Can we talk a little bit more about how we do differentiate ourselves and how we continue to do that? And talk a little bit more about that behavior in commerce p- specifically especially as EV adoption continues to grow and utilization continues to grow?

Scott Mercer:	You know, I think that as everybody kind of goes through, or many of the companies go through a public process become a little bit more public. The stories become a little bit more similar but everybody is coming out into the market at more scale. They’re finding their own points of differentiation. And the companies that are in the space today are gaining their own specific niche. This is a market that has much, much more demand for infrastructure than there are companies currently available to supply its scale. And so, it is a fairly healthy competitive market in terms of people having their own distinct specialty. For Volta, our focus over time is on proving it, frankly. It’s not necessarily on the sales pitch on telling the story that EV charging can be an amenity, can add value, it’s about proving it over what is functionally a long-term, relationship-driven business. Start small, start high efficacy, and grow as you prove the value to the partners through data.

Chris Wendel:	I was going to add two things. One, the competition in the industry is one. The competition in the industry is nowhere near being a zero-sum game, right. The business is going to grow for a long time and there is just not enough infrastructure out there, and there will be many successful models. There will be people who supply the machines and the hardware. There are people who run the networks, and that will sort of sort over time. And I think as investors, and you all are sorting through that, that is actually the most frequent question we get. “How do you think about the industry?” Well, we think about owner-operators, we think about people who supply excellent equipment, and they can happily co-exist. They can be each other’s customers, right?

So, we don’t think of it as zero-sum, and we wish all of our competitors success. Of course, we want to have slightly more.

Drew Lipsher:	(laughs)

Chris Wendel:	But, the other interesting piece on this is we’ve had an early lens into markets that are slightly more advanced than the US in terms of EV adoption-

Drew Lipsher:	Yeah.

Chris Wendel:	... uh, through our European initiative, and there are many more charging companies, there are many more players in that space, but our story and our go to market approach resonates just as well with site partners who are probably more experienced around charging, and they see the differentiation even more clearly. So there’s actually less education that we do-

Drew Lipsher:	Yeah.

Chris Wendel:	... and that to me is a really important validator. Because, if we can be successful in a market that already has much more competitors, or many more competitors, that will be hopefully very portable to here.

Drew Lipsher:	Well I think we’ve seen this-

Chris Wendel:	Yeah.

Drew Lipsher:	... a couple of different times, particularly over the last year and a half, 18 months to 24 months or so where we have seen relationships that started where it was a landlord-tenant type of relationship turn into the tenant, the landlord being our customer.

Chris Wendel:	Correct.

Drew Lipsher:	They want access to our network. They understand how it can impact behavior and commerce and revenue on their properties-

Scott Mercer:	Mm-hmm (affirmative).

Drew Lipsher:	... and so-

Chris Wendel:	Right.

Drew Lipsher:	... those relationships are becoming more integrated.

Chris Wendel:	And it changes, it changes your level of integration with you side partners-

Drew Lipsher:	Correct.

Chris Wendel:	... and that becomes very strategic.

Drew Lipsher:	Right.

So, I’m going to take a little bit of liberty because we’ve had a number of different question come about our relationship with utilities. So, I think what people are trying to understand is what is our relationship with utilities? How do we work with the utilities? And then a follow on question will be that, will be around the data and predict EV.

Scott Mercer:	I think there’s obviously the natural relationship with utilities, as that’s where we get our fuel. I mean one of our many bad jokes is that utilities are kind of our Saudi Arabia.

Chris Wendel:	(laughs)

Scott Mercer:	They stand to benefit quite a bit from this shift. Um, and they are the providers of fuel for transportation moving forward. They are very, very key players.

Drew Lipsher:	Yep.

Scott Mercer:	That means that their relationships in all seriousness cut in different ways. It’s everything from working with utilities in the very obvious ways of building the infrastructure, of looking towards make-ready programs, where they’re providing the actual charging infrastructure behind the station to enable that energy flow.

All the way back to more novel ways. We’ve had utilities as sponsors on the network promoting electrification in communities. We’ve had utilities, and this is a very core thing, that have become customers for the predictive software platform. Where what we’re trying to do is show them that we do have customer insights, that we have data about how EV drivers move about cities. And that we can help them predict where to make their infrastructure bets in the most rational, economically viable way.

Drew Lipsher:	Yeah.

Scott Mercer:	Considering not only the impact to the grid, but the whole impact to the community.

Drew Lipsher:	Correct.

Chris Wendel:	This is a really important point, that when Scott talked about the concept of this being a major macro-economic shift, and all the players in that ecosystem and their lives change. If you think about the planning cycles that are involved, how long does it take to plan a new car and release a new car? It takes a long time, five to seven years.

How long does it take to build new generation or transmission assets? It takes even longer.

Drew Lipsher:	Longer, yep.

Chris Wendel:	Right. So if you’re trying to predict how electric load will shift over time, and you have -we have - a tool that can help predict that and save you building white elephants in the wrong spots, that’s very, very valuable to the right customers.

Drew Lipsher:	Right.

Chris Wendel:	And we think that’s going to be something that will be useful.

Drew Lipsher:	And I think just from a policy perspective too, it’s worth mentioning that, you know, even though Volta will put itself, and is very involved in the policy issues, and will put itself in a position to take advantage of rebate programs, or grant programs that are availed by the local, you know, municipalities and utilities in their service area, our business model does not require it.

Chris Wendel:	No.

Drew Lipsher:	We are not planning for it, we are not counting on it, and it’s really important that we are a standalone business that can succeed based on our own model. Although we will absolutely take advantage of those as they become available.

Chris Wendel:	Right, yeah, yes.

Drew Lipsher:	Great. Couple of questions have emerged about European expansion and our plans there. Sort of...

Chris Wendel:	I’ll take that but Jim already told me, make sure you say we are just starting. I want to make sure we’re not sending the wrong message.

Jim DeGraw:	(laughs)

Drew Lipsher:	(laughs)

Chris Wendel:	We have hired an initial team. We’ve done a market study. We do not have installs in Europe at this point, just to be clear. But we think the opportunity is very large and you can do the whole macro math.

Drew Lipsher:	Yeah.

Chris Wendel:	Europe has a higher population than the US. Europe has many attractive city network potentials that would work for us. And like I said, the understanding of what will happen to the entire behavior and commerce piece is more formed already.

Drew Lipsher:	Yep.

Chris Wendel:	So we think it’ll be a very useful opportunity.

Drew Lipsher:	Yep.

Chris Wendel:	Thank you.

Vince Cubbage:	And the cost will be cheaper there.

Drew Lipsher:	Exactly.

And, and, and are there particular reasons that we’ve chosen Germany and France to start with, and what, and what can we possibly learn from Europe that we can bring back to the United States?

Chris Wendel:	Yeah.

There are two reasons for that. One it is those are the two major economies and it is also the area where there is a lot of policy support for what we’re doing.

Drew Lipsher:	Mm-hmm (affirmative).

Chris Wendel:	There is very fast EV adoption in those markets. And for us, what’s most important really is that’s where there was really good talent available to start.

Drew Lipsher:	Yep.

Chris Wendel:	And, you know, there are many people in Europe who have been working in e-mobility for much longer than here in the US, and we found the talent pool to be one of the most interesting possible cross-pollinators for us as well when we think about staffing our product team or our, you know, our network design teams. There are people who have done it longer than here, and it’s a very interesting source. So that’s where we started.

Drew Lipsher:	Great.

Chris Wendel:	Has nothing to do with the fact that I’m German. (laughs)

Drew Lipsher:	(laughs) Nothing, nothing, nothing at all.

Scott Mercer:	(laughs)

Drew Lipsher:	Chris, Chris hates to travel.

Chris Wendel:	Yes.

Drew Lipsher:	He’s not interested in going to Europe.

Chris Wendel:	Yes.

Drew Lipsher:	And will spend no time there.

Um, (laughs) and to look to Francois for a second. There have been a number of sort of financial questions.

One very specific question but, but, has some implications for how we think and how we approach finance as a strategic function.

Francois Chadwick:	Yep.

Drew Lipsher:	What, what was the driver to adopt the new revenue accounting policies now, and, and how do we think about planning going forward in terms of public company readiness and you know, our plans going forward?

Francois Chadwick:	Yeah, so, we actually... there were two accounting policies we had to consider. One was revenue recognition and for the uh, accounting literature nerds who are listening in, that’ll be under 606. And the other one was the lease accounting standards, and that’s uh, accounting standard 842.

So we actually had to make sure we adopted both of those. We wanted to make sure we early adopted, actually the accounting standard 842. Those were the changes that you saw the majority of.

And then there was another little change that we made where it was relating to tax equity. Tax equity is a line that doesn’t run through revenue anymore, in other income, so it’s above the EPS line. So we pushed all those things through as we filed with the SEC and got the S4 on file.

So that, that was... a lot of it was sort of geography, but there were some changes to the revenue line where we now have to fully put all of the leases onto our balance sheet.

Um, and sorry the second part of your question there?

Drew Lipsher:	Sort of public company readiness?

Francois Chadwick:	Oh, public company readiness. Yeah, so we’ve respected that, we are building out the whole finance function and uh, we are obviously well down the road on making sure we have all the sort of controls and the processes in place. Looking to make sure that we meet all the Sarbanes-Oxley obligations.

We continue to hire, so if anyone wants to have a job in finance, go and visit our career page-

Scott Mercer:	(laughs)

Drew Lipsher:	(laughs)

Vince Cubbage:	(laughs)

Chris Wendel:	(laughs)

Jim DeGraw:	(laughs)

Francois Chadwick:	... uh, but, um, but we’ve got, we’ve got a stellar team, and uh, we work closely with our auditors and we’re, we’re well on track.

Drew Lipsher:	Excellent. Thanks.

I want to switch subjects a little bit, turn to policy. There have been a number of questions that have come up around, um, how we’re thinking about policy. Jim and I have been working very closely on that over the last probably eight months now.

Jim DeGraw:	Yep.

Drew Lipsher:	... since the summer of last year and gotten much more diligent. I mean, so maybe quick summary, you know what have we seen. You know, President Biden has come out and made some pretty bold statements, but uh, for those who’ve read the papers lately we’ve noticed that there’s been a little bit of controversy between the Rs and the Ds about infrastructure packages and kind of what, what we seeing and, and where are we seeing the opportunities?

Jim DeGraw:	So, as Scott said earlier in the presentation, policy has always been a core of the business. And, you know, as we see EV penetration beginning, adoption beginning to grow, well outside the California markets it’s becoming a strong policy initiative across the entire United States.

So, it’s everything from the federal to the state to the local level. Um, in terms of the dynamic in Washington even before the change in administration, we had started working with both sides of the aisle because we could see the adoption coming, regardless of where you stood on the political spectrum, the automobile manufacturers, the OEMs are making the decision to go forward. And we see that every day. We even saw that this week with GM changing its numbers on what it’s investment’s going to be in the EV space.

That means from a policy perspective we need the infrastructure, and it has to be smart infrastructure. So, we find strong engagement when we talk to, you know, whether it’s a member of Congress, whether it’s someone in California, or whether it is someone in a local jurisdiction that’s just looking to allow us to put charging stations in a, a local shopping mall, people understand this, and the EV infrastructure has to be done in a thoughtful way.

We find very good reception to that message across the board on both sides of the aisle. And it’s an important part even thinking about going off the coast, you know, we are moving off the coast. Why? Because, you know, the Ford F-150 Lightning is not going to be something that’s going to be a coastal vehicle for the most part. It’s going to be something in the heartland.

Drew Lipsher:	Except for me. (laughs)

Jim DeGraw:	Except for Drew.

Vince Cubbage:	And me.

Jim DeGraw:	And Vince.

But as it’s part of the initiative. It’s coming around in the United States. Our site partners work around the United States. The EV is going to be around the United States.

When we talk to staff in Congress, they’re representing, you know, people from around the United States. This is something that’s really important, and we have a differentiated business model that actually people really engage with from a policy perspective, because from a grid perspective, from an expense perspective, from a thoughtfulness perspective of a station that will be utilized from the get-go, we have a model that people actually say this is worth the investment and we find a good reception when we talk to people on the policy side.

Scott Mercer:	I think-

Drew Lipsher:	Great.

Scott Mercer:	... one of the, the most simple keys is that for Volta, the economics beget a policy onus, or interest, rather than the policy begetting an economic interest.

Drew Lipsher:	Mm-hmm (affirmative). Exactly.

Chris Wendel:	Right.

Drew Lipsher:	Great.

So, Scott I’m going to turn back to you for a second because I know this is one of your favorite topics, and one of the things that we have been talking a lot about, particularly over the last couple of months. But there have been a number of different questions which have asked you know, how do you assess whether or not you give free charging away to sites? How do you give free charging away to the driver?

So before we move on from that core concept, why don’t we address that first? (laughs)

Scott Mercer:	So, again sort of winding back to the deck, and I think that becomes one of the perceptions of Volta from the historical infrastructure footprint. Where we did give much of the charging away for free and sponsored by the brands. The key for the business is that we’re not giving the energy away for free, every kilowatt hour that comes out of the stations is paid for. It just depends on who pays.

And going forward creating a differentiated model is the fact that Volta thinks if you’re going to the store, you are charging up and getting $8 worth of energy, you spend $100, our economic basket is $108, not $8. The ability to create a sustained advantage over our competition is to create the opportunity to perhaps undercharge the competition on the energy that a driver would provide if we can prove the through line they spend.

We do this with media, we do this with our site partners as we collect more data. As we get more and more granular with the data that we can provide, we get closer and closer to the approximation that providing impact to the community will impact somebody’s business.

This is the story that we want to tell. And moving forward we move into a world where you know, not every EV is an 80 mile Nissan Leaf. Where you have the Ford F-150s and the Rivians and the giant pick-up trucks that are just as sort of energy efficient with electricity as they are with gasoline. You have to move towards faster charging to make that speed work.

But importantly also when you move to a driving population in a property that has 30 or 40 or 50% EV penetration, not everyone that visits wants, or needs, to charge. The infrastructure is still critical but it doesn’t have to grow at the same linear pace that vehicle penetration does.

So you move from a business in which every EV on site will use your chargers, and the incentive is just to get usage to prove efficacy in the early days, to where a small percentage of drivers that need to charge, use the chargers, and you’re proving your differentiation by being able to undercharge drivers in order to woo them to a certain store or a certain partner.

Drew Lipsher:	So I’m going to combine the ideas of a couple of different questions because I think they’re of similar theme. One of which is, so who pays for the electricity and what’s the cost of the electricity and what percentage of that, if we want to disclose that, you know, is that of our COGS structure. But just as importantly, how do you think about charging for electricity? What’s the approach when you know, in a charge for charge where the consumer or driver is paying for the electricity, how do you, how do, how does Volta think about pricing that?

Scott Mercer:	So, as Volta moves forward, I think the biggest distinction, the most simple distinction that can be made is that rather than uh, drivers getting free energy out of the stations as an open access service, that drivers can earn miles out of the station. Can earn free energy for the commerce that they are driving to the stores. And frankly, the stores earn the commerce by providing miles to the driving community.

Drew Lipsher:	Mm-hmm (affirmative).

Francois Chadwick:	Yep.

Scott Mercer:	If we really rip the business down to its core, we’re, we are focused on showing businesses that by providing this service, by providing this economic onus, by getting people excited about EVs, they will reap the benefits of people who are passionate about both maybe that store, but also about electrification. And so, that becomes the core.

For this I think in how the energy dynamics work, there are many components to the energy dynamics for, for businesses in this space. You have everything from carbon credits that can be quite valuable in certain markets to locations where uh, drivers want to use fast charging, where they might pay more for the fast charging, to locations in which slower free charging makes sense.

Drew Lipsher:	Yep.

Scott Mercer:	All of it depends on that larger basket and on how you quantify the value larger than just the cost of the energy.

Drew Lipsher:	Great.

So, Chris, you know, we’ve also talked a lot about competition. How do you start comparing the different EV charging infrastructure companies in the market?

How do you think about drawing relative comparisons? Different business models, different approaches know you, and it, in our presentation today, we showed 2020 revenue as an example. So, where do we stand there, and what’s the implication of where we are today, and how we think about that going forward when we compare you know, what we’re able to extract from the dollars that we put into the ground?

Chris Wendel:	Yeah, I think it’s... when I explained this to investors I always think about what, what was the original motivation for you to set up your charging business, right. And Tesla set up a charging business to sell cars, right. And it, that was the motivation. It’s been very successful.

We came into the market trying to solve public charging as a stand-alone business. And doing it through understanding how it can become crucial to this new fueling hub, which is basically everybody who can put chargers out there, and help our customers, right.

So, it’s at the moment I think we’re the only folks who are trying to do this approach. And it is a very interesting, uh, way to go about it. And the longer that we can build our portfolio of contracts behind this, the harder it is for somebody else to copy or catch up. Because you can’t just install stations on a property that are not optimized for this business model and decide, “Oh, I’m going to hang some screens on it, and I’ll do some behavior in commerce.” But there are no people that see the station so it doesn’t work. (laughs)

Drew Lipsher:	Right.

Chris Wendel:	So, there is, there is a lot more subtlety to it. Um, which sometimes doesn’t come across very easily when you go out and pitch it to investors. But when you really think it through, what is more sustainable over time than you being able to sit down, not with the head of energy at real estate house, but with the CMO or the CRO and say, “I can help the same store sales in your store and here’s how.”

Drew Lipsher:	Yep.

Chris Wendel:	Right. That’s a totally different conversation, and it’s much more strategic and that’s what we’re shooting for.

Vince Cubbage:	And more profitable.

Chris Wendel:	Yeah.

Drew Lipsher:	We- we’ve, we’ve had a couple of other questions, about you know, with this business model being very different, our approach being very different than others, and our ability to have different revenue streams. And we talk about-

Chris Wendel:	Yep.

Drew Lipsher:	... sort of three buckets of revenue. We talk about charging operations, we talk about network development, and we talk about behavior and commerce revenue. Um, how does that help us, the questions are sort of asking, how d-, how does that help us over the long term in terms of driving better returns-

Chris Wendel:	Right.

Drew Lipsher:	... better economics at the top line and on the bottom line.

Chris Wendel:	Well I think that the way to think about it is that, as Scott said, how charging works on a property changes over time. And so, our mix of those three over time will change on a property as well. But at all phases, we should have an advantage in the overall blended returns of that portfolio because you’re less dependent on a single factor, right.

If EVs don’t come to this property and you’re charging for electricity, that’s very difficult business to make work, right.

So, it’s these, it’s the idea, and we want to make sure that folks are clear on this, that we have additional streams, but we benefit from all the same ones that our competitors do as well.

Drew Lipsher:	Yep.

Chris Wendel:	Right. If you go to stations that are really full and they’re really well-sited, our station in that same location will do very well as well, on a charge-for-charge basis.

Drew Lipsher:	Yep.

Chris Wendel:	That’s the point.

Drew Lipsher:	Yep. And, and then, um, so, back a little bit. We’ve had a couple of questions about our ability to make money from driving commerce to store partners. How do we do that? How would we do that? You know, I think we have to be a little careful how we answer this question-

Chris Wendel:	(laughs)

Drew Lipsher:	... but we can talk philosophically about what our ideas are of, of embedding ourselves deeper into our site partner businesses.

Scott Mercer.:	I will say it fairly simply for now. At its most core for Volta in how we talk about our monetization, that’s how we sell advertising. That’s how we get revenue from site partners. That is the story that we tell into the market, is that the infrastructure drives commerce. And when we go out and we do research studies, and we do data and we look at how this is working, it works.

Like, our stations have very high efficacy. The drivers love us. The drivers love the stores. You get that out of the locations. The key becomes building a mature data and insights package behind the business. Building that story from more and more granularity. Building a better and better understanding of a system that is very clear in the market is actually working and functioning.

Chris Wendel:	Mm-hmm (affirmative).

Drew Lipsher:	Yep.

Scott Mercer:	So.

Drew Lipsher:	Um, we’ve got time... We’re running up on the end, so we have time for about two more questions, so uh, I’m going to apologize in advance if I didn’t get to everyone’s question. I tried to, and tried to combine a bunch in...

Chris Wendel:	We’re happy to answer them offline.

Drew Lipsher:	We’re happy to answer offline as well. Again, IR@voltacharging.com. We’re happy to schedule time to speak to you, and we’re happy to try to respond to all your questions as best we can.

But I... two more. One, one very specific because a couple different questions have come up around the idea of demand charges. How do demand charges actually work? What drives a demand charge? Will you be... will Volta be subject to demand charges and how do we mitigate our risk around demand charges?

Scott Mercer:	Yeah, so I think, I mean, this is a whole lecture, a whole business, a whole-

Drew Lipsher:	Yeah. (laughs) This could be a whole hour.

Scott Mercer:	... a whole rabbit hole.

Drew Lipsher:	That too, yeah.

Scott Mercer:	Demand charges in the market are very much of focus as people are building up EV charging businesses that are fairly lumpy.

Drew Lipsher:	Yep.

Scott Mercer:	Our network as we see it today is less lumpy. The stations are in use more, and more consistently. Demand charges that sort of peak if you use the station once a day or once a month are less relevant to the footprint because we’re not making the, the bets that utility for the stations will come, usefulness for the stations will come over five or six years, and we have to wait it out. We’re putting the infrastructure in to have more predictable demand today.

The other side of this is utilities are aware of this problem and they’re focused on it. You know, the bad joke that utilities are kind of the oil producers behind electrification is a true economic opportunity. We are moving the economics around transportation fuel from oil to energy.

Francois Chadwick:	Mm-hmm (affirmative).

Scott Mercer:	And for the utilities, they are recognizing the vastness of that potential in a market that has really tried to drive towards efficiency, and should be driving towards efficiency.

So they’re, they are thinking about ways to mitigate demand charges, to start to make that more viable so that they can put vehicles onto the grid.

Drew Lipsher:	So, is it fair to say that more predictable utilization reduces the reliance on demand charges? And the need and the charges themselves.

Chris Wendel:	And you get exposure too. Yeah.

Jim DeGraw:	The way we think about a demand charge is sometimes when we talk to policy officials is that if you are replicating a gas station model and you’re putting stations all the way across Route 80 across the country in 14, you know, very, very fast DC fast chargers at each interstate exit, you have demand charge problems, right. Because you’re taxing the grid.

It goes straight to the core of the business model that Scott’s-

Drew Lipsher:	Yeah.

Jim DeGraw:	... talking about, and this is what resonates when we talk to utilities, when we talk to policy people, is that the thoughtfulness of it actually get you to a better place.

Drew Lipsher:	Mm-hmm (affirmative). Yep.

So the moderator’s liberty. I’m going to turn the last question over to Vince and put him on the spot.

Vince Cubbage:	(laughs)

Drew Lipsher:	Um, needless to say there have been a number of questions about the transaction itself.

Vince Cubbage:	Mm-hmm (affirmative).

Drew Lipsher:	Um, so you know, amalgamating a number of different questions, the basic question people are getting to is what is the current timing of the de-SPAC, and can you make any comment about the transaction moving forward given that the stock price continues to hover in the low 10s.

Vince Cubbage:	So, the transaction timing and mechanics towards closing are in some ways disconnected from the stock price. The mechanics of the transaction are, as Francois said, there is a draft registration of the transaction through a proxy.

Drew Lipsher:	Mm-hmm (affirmative).

Vince Cubbage:	The S-4 has been filed, and we’re in the process of responding to SEC comments. When those comments have been responded to, we’ll be in a position to mail, set a record date, set a vote date, and move towards closing of the transaction.

We currently expect that to happen sometime in August. Based on the, the cadence of events that’s occurred until today.

In terms of the stock price itself, we think that the stock price reflects the transaction as it is understood at the time of announcement. I think there’s an entire process of explaining the strategy and the specifics and the uniqueness of Volta’s business model to our shareholders and to the market in general. I think that process is happening. And, we understand the space, we understand the business models, and the relative valuation metrics of the peer group. And we think it’s an opportunity for others to join us in looking at this stock differently.

Drew Lipsher:	Well great.

Jim DeGraw:	Before we close, right, the SEC prospectus piece of it, just want to know for those people who are looking ahead of time, before the call, for the slide deck that while the presentation was going on, it did make its way to Edgar-

Vince Cubbage:	Yes.

Chris Wendel:	(laughs)

Jim DeGraw:	... and it is now available online-

Chris Wendel:	Yes.

Jim DeGraw:	... so if you’re looking for it please do pull it up there.

Vince Cubbage:	That’s great.

Drew Lipsher:	Great. Well...

Chris Wendel:	Hence dropping this.

Drew Lipsher:	Exactly. Hence a little bit of the reordering of the slide deck. (laughs)

Chris Wendel:	Yes.

Drew Lipsher:	Anyway thank you everyone so much for the time. Appreciate your patience, particularly at the beginning, and we’re as excited about this transaction as we have ever been. Excited about the development in the EV market and our role in helping drive electrification in, in, changing the world and we’d love you to come along for the ride with us. So, thank you very much and please feel free to email any questions again to IR@voltacharging.com. Thank you.

Chris Wendel:	Thank you.

Vince Cubbage:	Thank you.

Jim DeGraw:	Thank you.

(silence)

************

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Tortoise Acquisition Corp. II’s proposed business combination with Volta and Tortoise Acquisition Corp. II’s ability to consummate the transaction are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Tortoise Acquisition Corp. II and Volta disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Tortoise Acquisition Corp. II and Volta caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Tortoise Acquisition Corp. II or Volta. In addition, Tortoise Acquisition Corp. II cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Tortoise Acquisition Corp. II or Volta following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Tortoise Acquisition Corp. II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Tortoise Acquisition Corp. II’s or Volta’s current plans and operations as a result of the announcement of the transactions; (v) Volta’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Volta to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Volta may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Tortoise Acquisition Corp. II’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Tortoise Acquisition Corp. II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and the registration statement on Form S-4 (the “Registration Statement”) filed with the SEC. Tortoise Acquisition Corp. II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

About Volta

For over a decade, Volta has been building a nationwide electric vehicle charging network to drive the world forward. Named after Alessandro Volta, the inventor of the electric battery, Volta’s award-winning charging stations benefit brands, consumers, and real-estate locations by providing valuable advertising space to businesses and free charging to drivers. Strategically located in places where consumers already spend their time and money, Volta’s chargers are among the most used electric vehicle charging stations in the United States. Headquartered in San Francisco, Volta is bringing to communities the means of building a sustainable fueling network for the 21st century. To learn more, visit www.voltacharging.com

About Tortoise Acquisition Corp. II

Tortoise Acquisition Corp. II (NYSE: SNPR) is a special purpose acquisition company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Tortoise Acquisition Corp. II’s expertise spans across the entire energy and infrastructure value chain. Tortoise Acquisition Corp. II’s strategy is to combine with a company to take advantage of the global opportunities created by the energy transition including clean energy generation and storage, alternative fuels and transportation, technological advances and changes in energy policies. To learn more, visit https://tortoisespac.com.

Important Information for Investors and Shareholders

In connection with the proposed business combination, Tortoise Acquisition Corp. II has filed the Registration Statement with the SEC. The Registration Statement includes a preliminary proxy statement/prospectus of Tortoise Acquisition Corp. II. Additionally, Tortoise Acquisition Corp. II will file other relevant materials with the SEC, including amendments to the Registration Statement and a final proxy statement/prospectus, in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Tortoise Acquisition Corp. II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Tortoise Acquisition Corp. II and its directors and officers may be deemed participants in the solicitation of proxies of Tortoise Acquisition Corp. II’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Tortoise Acquisition Corp. II’s executive officers and directors in the solicitation by reading Tortoise Acquisition Corp. II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Tortoise Acquisition Corp. II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, are set forth in the Registration Statement and will be set forth in the final proxy statement/prospectus relating to the business combination.